                                                                    Exhibit 99.1

                           (Canadian Solar Inc. LOGO)

       CANADIAN SOLAR SCHEDULES FIRST QUARTER 2007 RESULTS CONFERENCE CALL

JIANGSU, CHINA, APRIL 13, 2007, Canadian Solar Inc. ("the Company") (Nasdaq:
CSIQ) today announced that it will hold a conference call with investors and analysts on Monday, May 14, 2007 (in Jiangsu) at 9 p.m. to discuss results for the Company's first quarter 2007 and business outlook. This will be 9 a.m. in New York on Monday, May 14, 2007.

The news release announcing the first quarter 2007 results will be disseminated on May 14, 2007 before the Nasdaq stock market opens.

The dial-in number for the live audio call beginning at 9 p.m. (in Jiangsu) on Monday, May 14, 2007 or 9 a.m. (in New York) on Monday, May 14, 2007 is +1-800-322-2803 or +1-617-614-4925 (international). The passcode is 46828385. A live webcast of the conference call will be available on Canadian Solar's website at www.csisolar.com.

A replay of the call will be available 1 hour after the conclusion of the conference call through noon on Monday, May 21, 2007 (in Jiangsu) or midnight on Monday, May 21, 2007 (in New York) at www.csisolar.com and by telephone at +1-888-286-8010 or +1-617-801-6888 (international). The passcode to access the replay is 89796178.


ABOUT CANADIAN SOLAR INC.

Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar module and customer-designed solar application products serving worldwide customers. CSI is incorporated in Canada but conducts its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information visit www.csisolar.com.



CONTACTS:

In Jiangsu P.R. China                          In the U.S.
---------------------                          -----------
Bing Zhu, Chief Financial Officer              David Pasquale
Canadian Solar Inc.                            The Ruth Group
phone: 86-512-62696755                         phone: +1-646-536-7006
ir@csisolar.com                                dpasquale@theruthgroup.com


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